Exhibit 99.1
NewsRelease

TransCanada Statement Regarding Bruce Power Force Majeure

Calgary, Alberta - June 28, 2012 - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has been advised that Bruce Power has submitted a request for a force majeure claim to the Ontario Power Authority as a result of an external event that delayed the synchronization of Unit 2 (Bruce A) to the Ontario power grid. Bruce Power believes that the Ontario Power Authority will support Bruce’s claim, and if accepted, the price received for power generated from the other operating units would not be impacted. For more information on this event, please visit http://transcanada.com/6048.html.

This development is not expected to have a material impact on TransCanada's 2012 earnings because the force majeure will ensure Bruce Power continues to receive contracted rates for power after July 1, 2012. Assessment of damage to Unit 2 is almost complete, Bruce Power has the materials they need to complete the repairs and that work is currently underway. We expect that an updated restart timeframe for Unit 2 will be made in the coming weeks.

TransCanada's share of the total net capital cost for the refurbishment is expected to be approximately $2.4 billion. Once the refurbishment is complete, Bruce Power will be one of the world's largest nuclear facilities, capable of providing more than 6,200 MW or about 25 per cent of Ontario's power. Refurbishment of the Unit 1 reactor at Bruce Power continues to progress as planned and it is expected to begin commercial operations in mid-third quarter 2012 as previously disclosed. Bruce Power consists of two generating stations (Bruce A & B) with each station housing four nuclear reactors. Six of those reactors are currently operational, producing more than 4,700 MW of power. TransCanada owns 49 per cent of Bruce A and 32 per cent of Bruce B.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522